A-Power Signs License Agreement with W2E Technologies

Shenyang, China, January 5, 2010 -- A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power"), a leading provider of distributed power generation (“DG”) systems in China and a fast-growing manufacturer of wind turbines, today announced it has signed a technology license agreement with W2E Technologies GmbH ("W2E Technologies") to manufacture, operate, service and sell T8x 2.0 MW wind turbines.

Under the license agreement, W2E Technologies granted A-Power an exclusive right to manufacture, operate, service and sell T8x 2.0 MW wind turbines in China and the United States starting in January 2010. In addition, A-Power has obtained non-exclusive rights to market T8x products outside of China and the United States. No other details of the agreement were disclosed.

About A-Power

A-Power Energy Generation Systems Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. In addition to the establishment of strategic relationships with world’s leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

About W2E (Wind to Energy) Technologies

W2E Technologies was established in 2003 by six specialists in the wind energy industry. The company abstained from establishing its own production line and instead focused on the development and certification of wind turbines and bringing them to a stage ready for production. The turbines developed by W2E are manufactured and distributed by Fuhrlander AG. W2E Technologies is headquartered in Rostock, Germany with offices in the United States, which is in charge of the North American market. For additional information, please visit www.wind-to-energy.de.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2008. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Contact:

John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems
john@apowerenergy.com

Dixon Chen
Investor Relations
Grayling
+1-646-284-9403
dixon.chen@us.grayling.com